MANAGEMENT DISCUSSION & ANALYSIS
The date of this Management Discussion and Analysis (“MD&A”) is December 18, 2008, for the quarter ended October 31, 2008 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2008.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, permit tenure, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “assume”, “believe”, “estimate”, “expect”, “forecast”, “guidance”, “may”, “plan”, “predict”, “project”, “should”, “will”, or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to, capital expenditures, work programs and commitments, cash flow, expenses, general and administrative expenses, taxes, and future exploration activities and related expenditures.

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include, but are not limited to: commodity price volatility, exploration costs; the Company’s ability to discover reserves through exploration activities; fluctuations in currency exchange rates; and changes in government legislation and regulations.

The forward-looking statements contained herein are as of December 18, 2008 and are subject to change after this date. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive and as such undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, with the exception of events or circumstances that occurred during the period to which the MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that was previously disclosed to the public, the Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin.

Trans-Orient’s business plan is focussed on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. The Company’s short and long term goals to aggressively explore both the conventional and unconventional opportunities in New Zealand remain unchanged at this stage however the Company’s capital program is flexible and can be modified at any time to address prevailing economic conditions. The Company will remain focused on achieving the stated objectives, but will also be prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements of early stage exploration.

The Company’s present exploration strategy can be divided into three opportunities; a shallow (less than 500m) early cash flow oil opportunity, a conventional Miocene-aged oil and gas exploration program, and an unconventional fractured oil-shale opportunity. Leveraging each phase of exploration will allow the Company the greatest opportunity to continue funding our exploration plans.

Petroleum Property Activities and Capital Expenditures for the quarter ended October 31, 2008

During the three-month period ended October 31, 2008 the Company incurred $6,924 (2007: Nil) worth of expenditures on its oil and gas properties. After acquiring more than 50 kilometer’s of 2-D seismic during fiscal 2008, in combination with certain additional geological and geophysical studies, the Company expects seismic interpretations to be completed in the second quarter that will determine optimal drilling locations for the Company’s first two wells. The Company has also undertaken site surevys and is in the process of negotiating land access agreements and applying for resource consents.

The Company has the following commitments for Capital Expenditure at October 31, 2008:

Contractual Obligations	Total	Less than One	More than One
		Year	Year
Long term debt	$-	$-	$-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	3,500,000	100,000	3,400,000
Total Contractual Obligations (2)	$3,500,000	$100,000	$3,400,000

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The next term of the work program requires a minimum of 2 wells to be drilled by November 2009 at a cost of approximately $1,700,000 per well.

Results of Operations
The Company has incurred losses to date of $13,455,520 which includes a net loss for the first quarter of the 2009 fiscal year of $837,415 ($0.02 per share) compared to a loss from the first quarter of $90,108 ($0.00 per share) of last year.

The Company’s net loss of $837,415 essentially consisted of General and Administrative (“G&A”) expenses of $471,837 (October 31, 2007: $205,756) and a foreign exchange loss of $284,327 (2007: gain of $25,435). The increase in G&A during the first quarter of the 2009 fiscal year when compared to the same period last year is a result from the transistion of re-establishing direct exploration operations in New Zealand. A portion of the G&A costs incurred for the period ended October 31, 2008 was offset by the company’s interest income of $42,969 (October 31, 2008: $102,847). The foreign exchange loss for the quarter was caused by fluctuations of both the Canadian and New Zealand dollar in comparison to the Untied States dollar.

Costs such as consulting, travel and wages and benefits increased due to direct exploration operations while costs related to corporate relations and development, filing, regulatory and transfer agency fees and reports increased as a result of the Company’s efforts to enhance its ability in future years to attract new equity financing as well as industry partners, that will allow the Company to continue to explore its 2.2 million acres of land in coming years.

In addtion to the G&A costs above:

a. The Company recorded stock option compensation costs of $62,546 for the quarter ending October 31, 2008 (October 31, 2007: $11,290) relating to the amortization of the fair value compensation cost of stock options previously granted.

b. The Company recorded a loss of $60,473 relating to the sale of 64,000 common shares of Austral Pacific Energy Ltd. (October 31, 2007: Nil).

A comparative summary of G&A costs for the three month period ended October 31, 2008 and 2007 can be found in the consolidated schedules of general and administrative expenses in the accompanying interim unaudited consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended Oct. 30, 2008 $	Three Month Period Ended July 31, 2008 $	Three Month Period Ended April 30, 2008 $	Three Month Period Ended Jan. 31, 2008 $	Three Month Period Ended Oct. 31, 2007 $	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(837,415)	(429,498)	(399,991)	(331,838)	(90,108)	(177,217)	(870,844)	(70,784)
Basic income (loss) per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)
Diluted income (loss) per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Liquidity and Capital Resources
The Company ended the first quarter of the 2009 fiscal year with $5,443,215 (October 31, 2007: $8,358,272) in cash and cash equivalents and $5,451,241 (October 31, 2007: $8,400,403) in working capital. This compares to $6,171,793 in cash and cash equivalents and $6,147,816 in working capital for the year ended July 31, 2008. The Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration programs and commitments. Additional material commitments or acquisitions by the Company may require additional financing. The Company may also elect to farm-out a portion of its material commitments.

The Company did not conduct any financing or investing activities during the first quarter of the 2009 fiscal year other than the expenditures made on its oil and gas properties and the sale of Austral shares as disclosed above and in the accompanying unaudited consolidated interim financial statements.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to Note 3 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended October 31, 2008.

Director Movements
On November 27, 2008, Mr. Peter Loretto resigned as a Director and was replaced by Mr. Ronald Bertuzzi. Mr. Loretto will remain with the Company in a consulting capacity on an on-going basis.

Susequent Events
Please refer to note 9 of the accompanying audited consolidated financial statements.

Share Capital
Please refer to Note 5 of the accompanying unaudited consolidated financial statements for share capital information to the date of this report.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an environmentally sensitive manner in all operations. Please also refer to Forward Looking Statements.

Changes in Accounting Policies
Please refer to Note 1 of the accompanying unaudited consolidated financial statements.

Additional information relating to the Company is available on Sedar at www.sedar.com. .

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	SUBSIDIARY

Garth Johnson, CGA	DLJ Management Corp.
President, CEO, Director	Orient Petroleum (NZ) Limited
Vancouver, British Columbia	Orient Petroleum (PNG) Limited
Eastern Petroleum (NZ) Limited
Doug Lynes, CA
Secretary, CFO,	LEGAL COUNSEL
Vancouver, British Columbia
McCullough O’Connor Irwin LLP
Drew Cadenhead, B.Sc.,	Vancouver, British Columbia
COO
Vancouver, British Columbia	Bell Gully
Wellington, New Zealand
Ronald Bertuzzi, (1)
Vancouver, British Columbia	AUDITORS

Michael Hart	DeVisser Gray LLP
Vancouver, British Columbia (1)	Chartered Accountants
Vancouver, British Columbia
Alex P. Guidi (1)
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT

(1) Member of audit committee	Computershare Investor Services Inc.
9th Floor, University Avenue
CORPORATE OFFICE	Toronto, Ontario
Canada M5J 2Y1
999 Canada Place	Telephone: 1-800-564-6253
World Trade Center Suite 404	Facsimile: 1-866-249-7775
Vancouver, BC, Canada V6C 3E2	Email: service@computershare.com
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	SHARE LISTING

SHAREHOLDER RELATIONS	TSX Venture Exchange: TOZ
OTCBB: TOPLF

Telephone: 604-682-6496	ANNUAL GENERAL MEETING
Facsimile: 604-682-1174
The annual general meeting will be held
BANKERS	on January 23, 2009 at the offices
of McCullough, O’connor Irwin, LLP
Bank of Montreal	Suite 1100, 888 Dunsmuir Street
Vancouver, British Columbia	Vancouver, B.C V6C 3K4. at 10:00am.

SHARE CAPITAL
At December 18, 2008 there are
36,595,225
shares issued and outstanding. (Fully
diluted 38,655,225)